SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ODEBRECHT AND PETROBRAS RENEW OPTION TO INCREASE
PETROQUISA'S OWNERSHIP IN BRASKEM

Odebrecht S.A. and Petrobras renewed the option that granted Petroquisa the right to increase its ownership of the voting share capital of Braskem. The time period within which the option may be exercised has been extended through December 31, 2005, and Petroquisa's ownership in Braskem my reach up to 30% of the voting share capital of Braskem.

São Paulo, April 29, 2005 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, today announced that its controlling shareholder (Odebrecht S/A and its subsidiaries ODBPAR Investimento S/A and Nordeste Química S.A. – NORQUISA) entered into a Second Amendment to Memorandum of Understanding regarding the execution of a Shareholders’ Agreement in respect of Braskem, with Petrobras Química S.A. – Petroquisa (a subsidiary of Petróleo Brasileiro S.A.), amending and restating the First Amendment entered into on July 26, 2002, which Second Amendment establishes new terms and conditions, the principal terms of which are set forth below:

1. Petroquisa Option to Increase its Ownership of Share Capital of Braskem:

Odebrecht, Norquisa, ODBPAR and Petroquisa granted an option to Petroquisa for Petroquisa to purchase (the “Option”) common shares of Braskem that will result in Petroquisa owning up to 30% of the voting share capital of Braskem (the “Option Shares”).

2. Expiration of Option:

If Petroquisa elects to exercise the Option, it must do so prior to December 31, 2005 in a single exercise in respect of all of the Option Shares.

3. Payment for Option Shares:

If Petroquisa exercises the Option, Petroquisa must pay for the Option Shares through a contribution of (a) its ownership interest in petrochemical companies located in the Triunfo Petrochemical Complex in Rio Grande do Sul and (b) its ownership interest in other petrochemical companies that Braskem considers to be strategic (collectively, (a) and (b), the “Assets”).

If the value of the Assets contributed as payment for the Option Shares is insufficient for Petroquisa to obtain the level of ownership in the voting share capital of Braskem that it desires (up to the 30% limit set forth above), Odebrecht, ODBPAR and Norquisa will agree to sell the remaining Option Shares to Petroquisa for the price per share at which Braskem issues Option Shares, determined as set forth in Item 4 below.

If the value of the Assets contributed as payment for the Option Shares exceeds the value of 30% of the voting share capital of Braskem, Petroquisa will be required to subscribe for class “A” preferred shares of Braskem with the excess value of the Assets.

In order to exercise the Option, Petroquisa must inform Odebrecht regarding which Assets it intends to use to subscribe for the Option Shares by September 29, 2005. Odebrecht has the right to terminate the Option if Petroquisa does not include, as part of the Assets designated to be contributed, Petroquisa’s ownership interests in petrochemical companies located in the Triunfo Petrochemical Complex in Rio Grande do Sul that Odebrecht considers essential to the grant of the Option.

4. Valuation Methodology of the Assets:

If Petroquisa elects to exercise the Option, Petroquisa must deliver written notice to Odebrecht, Norquisa and ODBPAR on or prior to October 14, 2005 informing them of its decision to commence the valuation process of the Assets in order to allow for the eventual exercise of the Option.

The Option Shares will be valued based on the economic value of Braskem, which will be calculated using the discounted cash flow method, without giving effect to any control premium, and the value of the Assets to be contributed to Braskem will also be calculated using the discounted cash flow method for each company involved, without giving effect to any control premium and using the same criteria and valuation date (as that used for Braskem).

5. Ownership of Other Petrochemical Companies:

The Second Amendment amends and restates all of the terms and conditions of the First Amendment, including the elimination of the restriction on Petroquisa from owning interests in other petrochemical companies or projects following its exercise of the Option. The terms of the Memorandum, however, remain in full force and effect.

6. Shareholders’ Agreement:

Simultaneously with the exercise of the Option, the parties have agreed to enter into a shareholders’ agreement in respect of their ownership interests in Braskem, which agreement will include in greater detail the terms and conditions of the Memorandum and the Second Amendment.

The Second Amendment went into effect on April 29, 2005 and will remain in effect through December 31, 2005.

###

Pedro Novis, Chairman of the Board of Directors of Braskem, stated that “the renewal of the option took into consideration the importance to Brazil, to Brazilian companies and to their shareholders of the acceleration of the integration process in the petrochemical sector, with significant synergy gains and increased competitiveness of these companies.” José Carlos Grubisich, Chief Executive Officer of Braskem, added that “this decision demonstrates the confidence of shareholders in the business model of the company and its potential for growth with value creation.”

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of 5.7 million tons of petrochemical products.

For additional information, please contact:
José Marcos Treiger	Luiz Henrique Valverde
Investor Relations Director	Investor Relations Manager
Tel: (55 11) 3443 9529	Tel: (55 11) 3443 9744
jm.treiger@braskem.com.br	luiz.valverde@braskem.com.br

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer